P.E. 2/15/02

02014587

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 15, 2002

Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, February 14, 2002

Buenos Aires Stock Exchange
Present

Re: Principal Director Resignation

Dear Sirs:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., located at Tucumán 1, 18th floor, pursuant to article 23 of the Buenos Aires Stock Exchange Regulations.

With this regard, I hereby inform you that the company's Board of Directors has accepted Mr. Carlos José Miguens' resignation as Principal Director due to personal reasons.

FREE TRANSLATION

Buenos Aires, February 14, 2002

Buenos Aires Stock Exchange
Present

Re: Appointment of Members of the Board of Directors General Shareholders Meeting held on February 12, 2002: Summary

Dear Sirs:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., located at Tucumán 1, 18th floor, pursuant to article 75(b) of the Buenos Aires Stock Exchange Regulations. Attached to this communication is a summary of the resolutions adopted by the company's General Shareholders Meeting held on February 12, 2002.

The unanimous Shareholders Meeting was called by the Board of Directors at its meeting held on the same date.

Summary of the General Shareholders Meeting
held on February 12, 2002

1. Designation of a Shareholder to approve and execute the Minutes of the Shareholders Meeting

   The representative of shareholder Telefónica Internacional S.A. and the representative of shareholder Telefónica International Holding B.V. were designated. This resolution was adopted unanimously.

2. Appointment of a Principal Director and two Alternate Directors to fill vacancies due to resignations.

   The resignations by Mr. Juan Carlos Ros Brugueras as principal director and by Mr. Gaspar Ariño Ortíz and Mr. Miguel Angel Gutiérrez as alternate directors were ratified. In addition, it was resolved to fill these vacancies with the appointments of Mr. Miguel Angel Gutiérrez as principal Director and of Mr. Gaspar Ariño Ortíz and Mr. Juan Carlos Ros Brugueras as alternate directors. These resolutions were adopted unanimously.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: February 15, 2002

By: /s/ Fernando Raul Borio
Name: Fernando Raul Borio
Title: General Secretary